EXHIBIT 1
Rx Investor Value Corporation

August 10, 2016

Via e-mail

HealthWarehouse.com, Inc. Board of Directors
7107 Industrial Road
Florence, Kentucky 41042

Re: Upcoming Annual Stockholder Meeting

As you know, Rx Investor Value Corporation ("RIVC") and other stockholders who combined own over 40% of the outstanding shares of HEWA have joined together to promote constructive change at our company. RIVC writes this letter on behalf of that group of stockholders.

Given the important decisions the stockholders will be asked to make at the upcoming annual meeting, we wish to provide a stockholder perspective on recent company activity, as well as respond to recent media releases and accounts about a potential sale of the company, to the recent announcement of considerable dilution of existing stockholders, in the form of both share grants to the company's senior lender and options and warrants exercise by current directors and executives, and to the company's financial results just announced for the quarter ended June 30, 2016.

Potential Sale of the Company

The company issued a news release this week indicating "Multiple parties have expressed interest in merging with or acquiring the Company" and consequently HEWA will "hire an investment banker to evaluate the board's options to maximize stockholder value." We think this announcement is at best disingenuous, seeing as HEWA has not previously disclosed any such interest from other parties, has not formed any special committee of independent directors to supervise such as process, has not identified the investment banker that it hired, and has not provided a timetable for the process for the evaluation. We also believe it a waste of executive and board resources that creates yet another distraction to operating the company well.

Worse, while a potential sale benefits the Series B stockholders, it is difficult to see how a sale at this time could possibly be in the best interests of the common stockholders. Given the dire financial situation of the company, every realistically achievable (indeed, any fantastically conceivable) sale scenario will in all likelihood not benefit common stockholders. Of course, HEWA will use sale proceeds to first redeem senior debt, pay trade creditors, liquidate preferred shares, and resolve capital leases and other long-term liabilities. A transaction at an astoundingly high multiple of revenue will likely at best leave no more than what is currently reflected in current market value of HEWA, and at more likely leave virtually nothing for stockholders. Indeed, it would take an absolutely breathtaking and unprecedented price to garner enough proceeds, after paying all other liabilities, to pay stockholders at just the currently-depressed share price, much less one that would represent the true potential of the company. Where does the board think it will find an acquirer willing to pay such a price? And why would the stockholders accept a sale that would almost certainly wipe out our investment? For this reason, it is difficult to take seriously the announcement that the company intends to hire an investment bank and undertake a sale process.

Stockholder Dilution

Shortly before the record date for voting shares at the upcoming annual stockholder meeting, HEWA announced two significantly dilutive transactions. First, current executives and directors exercised warrants and options such that they acquired over 2 million shares without paying anything for these shares. We are aware that they did so in an unusually coordinated manner, all acquiring the maximum available shares from exercisable warrants and options on the same day. These were exercised two days before the record date for the stockholder meeting, and disclosed after the record date for the meeting. We can think of no other explanation for this transaction other than that to increase the shares held by insiders, allowing them to thwart the will of stockholders to vote for change.

Second, HEWA exchanged trade payables held by Dellave/Tim Reilly, a principal of HEWA's senior creditor, for common stock. As the company reported, Reilly acquired approximately $700,000 of payables over a period of time from various trade creditors of HEWA. HEWA needed to at least acknowledge the transfer of these obligations from trade creditors to Reilly. Further, HEWA then exchanged 2.3 million shares of common stock for the $700,000 face value of these shares. We question both the process for entering into the transactions with Reilly, and the outcome for stockholders. In particular, we doubt the directors undertook proper due diligence for the transaction, including investigating alternative transactions that would have delivered the same or greater value for stockholders, and obtaining independent financial and legal advice about the prudence and fairness of the transactions. We also expect that Reilly acquired the payables at a significant discount to their face value, yet received face value in the form of HEWA shares. Finally, while HEWA boasts that the transaction means, "improving the balance sheet", the actual impact on the overall balance sheet is negligible. Similarly, this sweetheart deal reduced liabilities in a way that did not improve cash flow, since trade receivables do not require periodic payments.

If the board intends to sell the company, why would it permit management and Reilly to undertake a series of coordinated actions that serve only to dilute stockholders by 10% in advance of a sale? We further note the increase in outstanding shares reduces proceeds to common stockholders upon a sale of the company, and worsens the financial results on a per-share basis.

It appears that both transactions served no purpose other than to disenfranchise existing stockholders. As you have seen in our demand for books and records of August 8, 2016, we intend to investigate and understand in full these transactions, and pursue all remedies available to us to rectify and recover the damage that these transactions have caused to stockholders.

Recent Financial Results

HEWA announced its financial results for the quarter ended June 30, 2016, which sets a context for both the media announcements and the dilutive transactions we have explained here. Setting aside the mediocre performance, in which the company barely grew relative to earlier quarters and continues to struggle to earn a profit, we focus instead on the long-term prospects as disclosed in the announcement.

We see that revenue growth was 28% greater compared to the June 2015 quarter. We question its sustainability and what actions the board undertook to achieve this growth. The 28% year-over-year growth results primarily from sequential quarter growth of 9% in the December 2015 quarter and 27% in March 2016 quarter. Management attributed this growth to an unsolicited endorsement by Consumer Reports. Stockholders see this as an endorsement of the Healthwarehouse.com value proposition and not any corporate strategy or tactics. Growth from the March 2016 quarter to the June 2016 quarter was a meager 2%. We see no strategy to replace the fortuitous Consumer Reports exposure with a proactive, sustainable growth strategy. We suspect that the September 2016 quarter will produce equally meager results.

HEWA also has failed to generate meaningful profit or cash flow, in large part because expenses continue to grow faster than revenues. While HEWA proudly notes that revenues grew 34% in the last six months, SG&A grew by 26%, erasing most of the benefit of that growth. Worse, we cannot see what HEWA gains with these soaring expenses. For example, the HEWA website warns of longer delays in processing customer orders, which we imagine will lead to slower growth as customers become frustrated with our services. We thus question what, exactly, the SG&A figure entails, since it clearly does not include filling customer orders faster.

HEWA barely has any working capital, and still cannot finance its ongoing operations. The most recent financial report reveals minimal cash and a working capital deficiency of over $4 million. Furthermore, the company continues to fail to pay its debts, and has admitted in its filings that it is unable to pay its ordinary course debts. Trade creditors have sued the company, while HEWA has needed to renegotiate credit facilities multiple times in the past year. HEWA has failed to redeem the Series C shares, nearly three years since it became legally obligated to do so.

These financial results also help explain the dilutive transactions. Directors and officers exercised shares on a cashless basis. They essentially refused to invest any personal cash in HEWA, instead taking shares that they could vote at the upcoming stockholder meeting to continue to preserve their board positions and executive jobs.

We remain optimistic about the prospects for Healthwarehouse.com. The current executive team, under your supervision, has failed to realize these prospects. Without fundamental change in the company leadership, we fear that the current executive team and board of directors will squander these prospects.

Sincerely,
/s/ Jeffrey T. Holtmeier
Jeffrey T. Holtmeier
CEO

RX INVESTOR VALUE CORPORATION ("RIVC") INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF HEALTHWAREHOUSE.COM, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY RIVC, MARK SCOTT, JEFFREY HOLTMEIER, BRIAN ROSS, MICHAEL PEPPEL AND DR. STEPHEN WEISS AND RELATED PARTICIPANTS IN THE SOLICITATION (COLLECTIVELY, THE "PARTICIPANTS"), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS, RIVC'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING OKAPI TOLL-FREE AT 877-259-6290.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN THE DEFINITIVE SCHEDULE 14A TO BE FILED BY RIVC WITH THE SEC. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE. MARK SCOTT OWNS 4,480,861 SHARES OF THE COMPANY. RIVC OWNS 1,100 SHARES OF THE COMPANY. BRIAN ROSS OWNS 0 SHARES OF THE COMPANY. MICHAEL PEPPEL OWNS 0 SHARES OF THE COMPANY. JEFFREY HOLTMEIER OWNS 19,900 SHARES OF THE COMPANY. DR. STEPHEN WEISS OWNS 1,020,000 SHARES OF THE COMPANY.